UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 3.12 TRILLION FOR 2019 WHICH REPRESENTS AN INCREASE OF 17% COMPARED TO 2018 AND COP 469 BILLION FOR THE FOURTH QUARTER OF 2019, WHICH REPRESENTS A DECREASE OF 47% COMPARED TO THE PREVIOUS QUARTER.

•	Gross loans grew 4.9% when compared to 4Q18. Peso-denominated loans grew 8.7% when compared to 4Q18. Gross loans decreased by 1% during the quarter.

•	Net interest income was COP 2.84 trillion for 4Q19, increasing by 0.8% when compared to 4Q18. Net interest income increased by 2.2% during the quarter.

•	The annualized net interest margin for the quarter was 5.6%. The margin increased by 10 basis points during the quarter and decreased by 40 basis points when compared to 4Q18.

•	Provision charges for the quarter were COP 1.13 trillion and the coverage ratio for 90-day past due loans was 194.3%. Provision charges increased by 14.4% when compared to 4Q18 and by 56.3% compared to 3Q19. New past due loans totaled COP 730 billion for the quarter.

•	Efficiency was 51.1% during the last twelve months. Operating expenses increased by 16.2% when compared to 4Q18 and 10.7% when compared to 3Q19. The increase in operating expenses was mainly explained by the depreciation of the peso versus the dollar over the last twelve months and higher expenses related to foreclosed assets.

•	Tier 1 ratio was 9.6% on December 31, 2019 and decreased by 50 basis points when compared to December 31, 2018. The capital adequacy ratio was 12.8%.

February 20, 2020. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20191. For the quarter ended on December 31, 2019 (“4Q19”), Bancolombia reported consolidated net income of COP 469 billion, or COP 487.88 per share - USD 0.60 per ADR. This net income represents a decrease of 46.6% compared to the quarter ended on September 30, 2019 (“3Q19”) and of 53.2% compared to the quarter ended on December 31, 2018 (“4Q18”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2019 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2020 $3,277.14 = US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18
ASSETS
Net Loans	163,583,285	173,408,287	171,353,348	-1.19%	4.75%
Investments	17,361,475	19,947,001	16,822,754	-15.66%	-3.10%
Other assets	39,131,722	43,499,938	47,912,011	10.14%	22.44%
Total assets	220,076,482	236,855,226	236,088,113	-0.32%	7.28%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	142,128,471	150,044,204	157,205,312	4.77%	10.61%
Other liabilities	51,292,786	57,868,509	50,077,182	-13.46%	-2.37%
Total liabilities	193,421,257	207,912,713	207,282,494	-0.30%	7.17%
Non-controlling interest	1,806,305	1,952,162	1,921,700	-1.56%	6.39%
Shareholders' equity	24,848,920	26,990,351	26,883,919	-0.39%	8.19%
Total liabilities and shareholders' equity	220,076,482	236,855,226	236,088,113	-0.32%	7.28%

Interest income	4,258,465	4,353,470	4,414,591	1.40%	3.67%
Interest expense	(1,439,205)	(1,571,540)	(1,572,261)	0.05%	9.25%
Net interest income	2,819,260	2,781,930	2,842,330	2.17%	0.82%
Net provisions	(987,295)	(722,832)	(1,129,679)	56.29%	14.42%
Fees and income from service, net	734,973	781,350	776,707	-0.59%	5.68%
Other operating income	298,632	333,216	453,522	36.10%	51.87%
Total Dividends received and equity method	221,568	67,372	40,899	-39.29%	-81.54%
Total operating expense	(1,943,894)	(2,040,809)	(2,258,651)	10.67%	16.19%
Profit before tax	1,143,244	1,200,227	725,128	-39.58%	-36.57%
Income tax	(109,853)	(304,210)	(244,495)	-19.63%	122.57%
Net income before non-controlling interest	1,033,391	896,017	480,633	-46.36%	-53.49%
Non-controlling interest	(31,222)	(17,436)	(11,380)	-34.73%	-63.55%
Net income	1,002,169	878,581	469,253	-46.59%	-53.18%

	Quarter			As of
PRINCIPAL RATIOS	4Q18	3Q19	4Q19	4Q18	4Q19
PROFITABILITY
Net interest margin (1) from continuing operations	6.04%	5.54%	5.59%	5.80%	5.67%
Return on average total assets (2) from continuing operations	1.87%	1.49%	0.79%	1.28%	1.35%
Return on average shareholders´ equity (3)	16.72%	13.41%	6.93%	11.50%	12.09%
EFFICIENCY
Operating expenses to net operating income	47.71%	51.49%	54.91%	50.08%	51.13%
Operating expenses to average total assets	3.62%	3.47%	3.79%	3.62%	3.57%
Operating expenses to productive assets	4.17%	4.07%	4.45%	4.16%	4.18%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.29%	11.33%	11.39%	11.29%	11.39%
Technical capital to risk weighted assets	13.47%	12.71%	12.82%	13.47%	12.82%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.28	1.05	0.60	3.40	3.96
Net income per share $COP from continuing operations	1,041.94	913.45	487.88	2,764.39	3,241.07
P/BV ADS (4)	1.20	1.53	1.61	1.20	1.61
P/BV Local (5) (6)	1.18	1.41	1.57	1.18	1.57
P/E (7) from continuing operations	7.36	11.26	22.76	11.09	13.70
ADR price	38.10	49.45	54.79	38.10	54.79
Common share price (8)	30,400	39,500	44,000	30,400	44,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,249.75	3,477.45	3,277.14	3,249.75	3,277.14

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2019, Bancolombia’s assets totaled COP 236,088 billion, which represents a decrease of 0.3% compared to 3Q19 and an increase of 7.3% compared to 4Q18.

During the quarter, the COP appreciated 5.8% versus the USD and over the past 12 months, it depreciated 0.8%. The average exchange rate for 4Q19 was 1.3% higher than the one in 3Q19 and 11.0% higher in 2019 when compared to 2018.

The increase in total assets during the year is largely explained by the growth in the loan book and cash.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3277,14 COP)	4Q19	4Q19/3Q19	4Q19	4Q19/3Q19	4Q19	4Q19/3Q19	4Q19	4Q19/3Q19
Commercial loans	79,795,435	1.30%	37,474,580	-8.50%	11,435,148	-2.91%	117,270,014	-2.05%
Consumer loans	28,649,496	4.70%	11,105,113	-2.86%	3,388,660	3.08%	39,754,610	2.47%
Mortgage loans	13,277,772	1.72%	10,705,511	-4.38%	3,266,724	1.46%	23,983,283	-1.10%
Small business loans	769,780	5.02%	510,593	-5.74%	155,804	0.02%	1,280,373	0.45%
Interests paid in advance	(5,537)	-72.73%	-	0.00%	-	0.00%	(5,537)	-72.73%
Gross loans	122,486,946	2.15%	59,795,797	-6.75%	18,246,336	-1.05%	182,282,743	-0.95%

In 4Q19, gross loans decreased by 0.9% when compared to 3Q19 and grew 4.9% when compared to 4Q18. Peso-denominated loans grew 8.7% and the dollar-denominated loans (expressed in USD) decreased by 3.0% when compared to 4Q18.

As of December 31, 2019, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 32.8% and decreased by 6.8% during 4Q19 (when expressed in COP), explained mainly by the appreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.9% during the quarter and totaled COP 10,929 billion, equivalent to 6.0% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18	% of total loans
Commercial	117,704,281	119,729,639	117,270,014	-2.05%	-0.37%	64.3%
Consumer	32,092,322	38,796,350	39,754,610	2.47%	23.88%	21.8%
Mortgage	22,870,685	24,249,961	23,983,283	-1.10%	4.86%	13.2%
Microcredit	1,157,377	1,274,638	1,280,373	0.45%	10.63%	0.7%
Interests received in advance	(5,549)	(20,307)	(5,537)	-72.73%	-0.21%	0.0%
Total loan portfolio	173,819,116	184,030,281	182,282,743	-0.95%	4.87%	100.0%
Allowance for loan losses	(10,235,831)	(10,621,994)	(10,929,395)	2.89%	6.78%
Total loans, net	163,583,285	173,408,287	171,353,348	-1.19%	4.75%

1.3.	Investment Portfolio

As of December 31, 2019, Bancolombia’s net investment portfolio totaled COP 16,823 billion, decreasing by 15.7% from the end of 3Q19 and by 3.1% from the end of 4Q18.

At the end of 4Q19, the debt securities portfolio had a duration of 20.4 months and a weighted average yield to maturity of 4.7%.

1.4.	Goodwill and intangibles

As of 4Q19, Bancolombia’s goodwill and intangibles totaled COP 7,233 billion, decreasing by 5.4% compared to 3Q19. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of December 31, 2019, Bancolombia’s liabilities totaled COP 207,282 billion, decreasing by 0.3% from the end of 3Q19 and increasing by 7.2% compared to 4Q18.

Deposits by customers totaled COP 157,205 billion (or 75.8% of liabilities) at the end of 4Q19, increasing by 4.8% when compared to 3Q19 and by 10.6% over the last 12 months. The net loans to deposits ratio was 109.0% at the end of 4Q19 decreasing when compared to 115.6% at the end of 3Q19.

Bancolombia’s funding strategy during the last months has been to reduce the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix COP Million	4Q18		3Q19		4Q19
Checking accounts	24,098,073	13%	22,656,648	12%	25,159,676	13%
Saving accounts	59,635,379	33%	61,053,267	31%	66,914,834	35%
Time deposits	56,853,141	31%	65,403,609	34%	63,635,078	33%
Other deposits	3,857,433	2%	6,008,975	3%	2,809,461	1%
Long term debt	20,287,233	11%	21,129,087	11%	19,921,515	10%
Loans with banks	17,712,186	10%	17,574,077	9%	15,323,022	8%
Total Funds	182,443,445	100%	193,825,663	100%	193,763,586	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q19 was COP 26,884 billion, decreasing by 0.4% compared to 3Q19 and increasing by 8.2% when compared to 4Q18.

Bancolombia’s capital adequacy ratio was 12.82% in 4Q19, 382 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.57%, 507 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.4% at the end of 4Q19.

During 2019, Bancolombia has generated capital organically due to the appropriation of earnings in March 2019. The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q18%		3Q19%		4Q19%
Basic capital (Tier I)	19,714,724	10.05%	20,517,980	9.72%	20,023,333	9.57%
Additional capital (Tier II)	6,704,143	3.42%	6,321,398	2.99%	6,800,436	3.25%
Technical capital (1)	26,418,868		26,839,378		26,823,769
Risk weighted assets including market risk	196,109,276		211,126,069		209,182,274
CAPITAL ADEQUACY (2)		13.47%		12.71%		12.82%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

2.	INCOME STATEMENT

Net income totaled COP 469 billion in 4Q19, or COP 487.88 per share - USD 0.60 per ADR. This net income represents a decrease of 46.6% compared to 3Q19 and of 53.2% compared to 4Q18. Bancolombia’s annualized ROE for 4Q19 was 6.9% and 12.1% for the last twelve months.

2.1.	Net Interest Income

Net interest income totaled COP 2,842 billion in 4Q19, 2.2% more than the one reported in 3Q19, and 0.8% more than the figure for 4Q18.

During 4Q19, the investment, interest rate derivatives and repos portfolio generated COP 132 billion, down by 44.1% from 3Q19.

Net Interest Margin

The annualized net interest margin increased to 5.6% in 4Q19. The annualized net interest margin for investments was 0.7%, and the annualized net interest margin of the loan portfolio was 6.2%, increasing compared to the one reported in 3Q19.

Annualized Interest
Margin	4Q18	3Q19	4Q19
Loans' Interest margin	6.3%	5.8%	6.2%
Debt investments' margin	3.5%	3.1%	0.7%
Net interest margin	6.0%	5.5%	5.6%

Total funding cost decreased slightly during 4Q19. Savings and checking accounts represented the same proportion of the total funding as in 3Q19, and the annualized average weighted cost of deposits was 2.79% in 4Q19, decreasing when compared to 3Q19 and the same figure when compared to 4Q18.

Average weighted
funding cost	4Q18	3Q19	4Q19
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.79%	1.70%	1.72%
Time deposits	4.93%	4.94%	4.88%
Total deposits	2.79%	2.85%	2.79%
Long term debt	5.98%	5.93%	5.86%
Loans with banks	2.52%	2.41%	2.52%
Total funding cost	3.10%	3.10%	3.08%

2.2.	Fees and Income from Services

During 4Q19, net fees and income from services totaled COP 777 billion, decreasing by 0.6% compared to 3Q19, and increasing by 5.7% compared to 4Q18. The positive annual performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, trust services, brokerage and bancassurance.

Fees from credit and debit cards increased by 1.8% compared to 3Q19 and by 7.7% compared to 4Q18. Fees from asset management and trust services increased by 0.5% compared to 3Q19 and by 8.1% compared to 4Q18, due to an increase in the assets under management. Fees from our bancassurance business increased by 17.5% compared to 3Q19 and by 20.7% with respect to 4Q18.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2019
(COP millions)	Oct-18	Oct-19	Growth	Market Share
Bancolombia VISA	6,866,021	7,965,761	16.02%	11.47%
Bancolombia Mastercard	5,393,327	6,992,687	29.65%	10.07%
Bancolombia American Express	2,963,010	3,109,825	4.95%	4.48%
Total Bancolombia	15,222,358	18,068,273	18.70%	26.02%
Colombian Credit Card Market	60,458,933	69,440,243	14.86%

CREDIT CARD MARKET SHARE			%	2019
(Outstanding credit cards)	Oct-18	Oct-19	Growth	Market Share
Bancolombia VISA	887,105	967,429	9.05%	5.51%
Bancolombia Mastercard	993,550	1,057,695	6.46%	6.02%
Bancolombia American Express	583,367	586,149	0.48%	3.34%
Total Bancolombia	2,464,022	2,611,273	5.98%	14.87%
Colombian Credit Card Market	16,915,696	17,561,608	3.82%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 454 billion in 4Q19, increasing by 36.1% compared to 3Q19 and by 51.9% compared to 4Q18, thanks to a better performance of FX Derivatives.

Revenues from operating leases totaled COP 195 billion in 4Q19, increasing by 21.0% compared to 3Q19 and by 18.9% compared to those reported in 4Q18. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 7,530 billion at the end of 4Q19 and represented 4.3% of total gross loans, increasing when compared to 3Q19, when past due loans represented 4.2% of total gross loans. During 4Q19, Charge-offs totaled COP 763 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 133.9% at the end of 4Q19, increasing compared to 129.6% at the end of 3Q19.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 730 billion in 4Q19. Provision charges (net of recoveries) totaled COP 1.1 trillion in 4Q19, mainly explained by some deterioration in the corporate portfolio in Central America. Also, there was an expected deterioration in the consumer portfolio in line with the growth of this segment.

Provisions as a percentage of the average gross loans were 2.5% for 4Q19 and 1.9% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 10,086 billion, or 5.7% of total loans at the end of 4Q19, increasing when compared to 3Q19.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q18	3Q19	4Q19
Total 30-day past due loans	7,304,798	7,563,180	7,530,472
Allowance for loan losses (1)	9,365,541	9,805,577	10,086,202
Past due loans to total loans	4.33%	4.24%	4.27%
Allowances to past due loans	128.21%	129.65%	133.94%
Allowance for loan losses as a percentage of total loans	5.55%	5.49%	5.71%

(1)	Allowances are reserves for the principal of loans.

			30 days
PDL Per Category	% Of loan Portfolio	4Q18	3Q19	4Q19
Commercial loans	64.3%	3.56%	3.38%	3.49%
Consumer loans	21.8%	4.93%	4.74%	4.80%
Mortgage loans	13.2%	6.95%	7.18%	6.69%
Microcredit	0.7%	12.01%	11.45%	11.30%
PDL TOTAL		4.33%	4.24%	4.27%

			90 days
PDL Per Category	% Of loan Portfolio	4Q18	3Q19	4Q19
Commercial loans	64.3%	3.00%	2.80%	2.88%
Consumer loans	21.8%	2.79%	2.57%	2.66%
Mortgage loans*	13.2%	3.65%	3.43%	3.45%
Microcredit	0.7%	7.83%	7.88%	7.39%
PDL TOTAL		3.08%	2.88%	2.94%

*	Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 4Q19, operating expenses totaled COP 2,259 billion, increasing by 10.7% with respect to 3Q19 and by 16.2% with respect to 4Q18.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 878 billion in 4Q19, increasing by 2.7% compared to 3Q19 and by 18.4% compared to 4Q18.

During 4Q19, administrative expenses totaled COP 865 billion, increasing by 19.8% compared to 3Q19 and by 1.4% as compared to 4Q18.

Depreciation and amortization expenses totaled COP 243 billion in 4Q19, increasing by 9.5% compared to 3Q19 and by 86.3% compared to 4Q18, explained by the implementation of IFRS 16, as well as, higher expenses related to foreclosures.

As of December 31, 2019, Bancolombia had 31,075 employees, owned 975 branches, 6,169 ATMs, 16,740 banking agents and served more than 15 million customers.

2.6.	Taxes

Income tax expense was COP 244 billion for 4Q19, decreasing by 19.6% when compared to the income tax registered in 3Q19, and increasing by 122.6% compared to 4Q18.

The income tax expense for 2019 was COP 1.3 trillion, increasing by 52.3% when compared to 2018. This annual variation is explained by a recovery of income taxes from prior periods that was registered in 4Q18 and it is not in 4Q19.

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18
ASSETS
Gross loans	121,355,864	127,784,162	129,564,592	1.39%	6.76%
Allowances for loans	(8,390,551)	(8,445,981)	(8,658,314)	2.51%	3.19%
Investments	18,696,622	20,379,708	17,328,031	-14.97%	-7.32%
Other assets	17,523,403	21,097,278	24,296,776	15.17%	38.65%
Total assets	149,185,338	160,815,167	162,531,085	1.07%	8.95%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	91,701,091	95,515,990	102,751,326	7.58%	12.05%
Other liabilities	41,021,545	48,460,652	42,262,264	-12.79%	3.02%
Total liabilities	132,722,635	143,976,642	145,013,590	0.72%	9.26%
Shareholders' equity	16,462,702	16,838,525	17,517,495	4.03%	6.41%
Total liabilities and shareholders' equity	149,185,338	160,815,167	162,531,085	1.07%	8.95%

Interest income	3,307,739	3,344,106	3,305,608	-1.15%	-0.06%
Interest expense	(1,175,618)	(1,251,848)	(1,168,187)	-6.68%	-0.63%
Net interest income	2,132,121	2,092,258	2,137,421	2.16%	0.25%
Net provisions	(837,226)	(533,955)	(717,018)	34.28%	-14.36%
Fees and income from service, net	480,731	509,829	492,920	-3.32%	2.54%
Other operating income	73,569	121,803	229,282	88.24%	211.65%
Total operating expense	(1,320,213)	(1,382,773)	(1,561,229)	12.91%	18.26%
Profit before tax	528,983	807,162	581,375	-27.97%	9.90%
Income tax	20,614	(232,846)	(183,969)	-20.99%	-992.46%
Net income	549,597	574,317	397,406	-30.80%	-27.69%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18
ASSETS
Gross loans	24,504,433	26,762,497	25,254,355	-5.64%	3.06%
Allowances for loans	(796,874)	(921,459)	(1,005,345)	9.10%	26.16%
Investments	3,330,799	4,013,750	4,258,122	6.09%	27.84%
Other assets	4,078,442	4,388,165	4,689,864	6.88%	14.99%
Total assets	31,116,800	34,242,953	33,196,996	-3.05%	6.69%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	20,613,125	22,547,100	22,113,871	-1.92%	7.28%
Other liabilities	7,148,355	7,871,105	7,518,241	-4.48%	5.17%
Total liabilities	27,761,479	30,418,205	29,632,112	-2.58%	6.74%
Shareholders' equity	3,355,320	3,824,748	3,564,884	-6.79%	6.25%
Total liabilities and shareholders' equity	31,116,800	34,242,953	33,196,996	-3.05%	6.69%

Interest income	434,627	473,744	487,571	2.92%	12.18%
Interest expense	(165,620)	(193,517)	(203,752)	5.29%	23.02%
Net interest income	269,006	280,227	283,819	1.28%	5.51%
Net provisions	(99,557)	(100,655)	(214,615)	113.22%	115.57%
Fees and income from service, net	52,691	55,934	54,958	-1.75%	4.30%
Other operating income	15,783	15,260	14,662	-3.91%	-7.10%
Total operating expense	(165,779)	(179,766)	(176,817)	-1.64%	6.66%
Profit before tax	72,144	71,000	(37,994)	-153.51%	-152.66%
Income tax	(15,492)	(10,537)	(2,555)	-75.76%	-83.51%
Net income	56,653	60,463	(40,548)	-167.06%	-171.57%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18
ASSETS
Gross loans	10,582,502	11,977,433	11,446,896	-4.43%	8.17%
Allowances for loans	(463,651)	(500,786)	(443,923)	-11.35%	-4.25%
Investments	669,032	878,444	996,712	13.46%	48.98%
Other assets	3,884,908	4,140,328	4,004,610	-3.28%	3.08%
Total assets	14,672,792	16,495,420	16,004,294	-2.98%	9.07%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	10,318,187	11,734,209	11,719,716	-0.12%	13.58%
Other liabilities	2,631,684	2,865,595	2,422,837	-15.45%	-7.94%
Total liabilities	12,949,871	14,599,804	14,142,553	-3.13%	9.21%
Shareholders' equity	1,722,920	1,895,616	1,861,741	-1.79%	8.06%
Total liabilities and shareholders' equity	14,672,792	16,495,420	16,004,294	-2.98%	9.07%

Interest income	263,451	276,568	297,667	7.63%	12.99%
Interest expense	(68,631)	(77,027)	(79,091)	2.68%	15.24%
Net interest income	194,820	199,540	218,576	9.54%	12.19%
Net provisions	(21,889)	(41,005)	(8,110)	-80.22%	-62.95%
Fees and income from service, net	50,702	53,304	54,047	1.39%	6.60%
Other operating income	1,591	3,093	573	-81.46%	-63.97%
Total operating expense	(117,655)	(127,844)	(142,453)	11.43%	21.08%
Profit before tax	107,569	87,088	122,634	40.82%	14.00%
Income tax	(31,325)	(26,886)	(44,772)	66.53%	42.93%
Net income	76,244	60,203	77,862	29.33%	2.12%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q18	3Q19	4Q19	4Q19/3Q19	4Q19/4Q18
ASSETS
Gross loans	10,352,272	11,641,601	11,385,421	-2.20%	9.98%
Allowances for loans	(427,747)	(605,911)	(689,839)	13.85%	61.27%
Investments	1,497,059	1,497,191	1,213,475	-18.95%	-18.94%
Other assets	2,134,666	2,211,021	2,424,575	9.66%	13.58%
Total assets	13,556,250	14,743,901	14,333,631	-2.78%	5.73%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,522,702	10,437,476	10,184,939	-2.42%	6.95%
Other liabilities	2,687,282	2,933,909	2,909,043	-0.85%	8.25%
Total liabilities	12,209,984	13,371,385	13,093,982	-2.07%	7.24%
Non-controlling interest	20,644	20,036	20,680	3.21%	0.18%
Shareholders' equity	1,325,623	1,352,480	1,218,970	-9.87%	-8.05%
Total liabilities and shareholders' equity	13,556,250	14,743,901	14,333,631	-2.78%	5.73%

Interest income	238,537	249,461	271,395	8.79%	13.77%
Interest expense	(102,345)	(109,194)	(111,158)	1.80%	8.61%
Net interest income	136,193	140,266	160,238	14.24%	17.66%
Net provisions	(10,541)	(53,567)	(151,967)	183.69%	1341.73%
Fees and income from service, net	29,463	32,827	35,658	8.62%	21.03%
Other operating income	17,793	14,121	23,412	65.79%	31.58%
Total operating expense	(125,236)	(122,393)	(121,387)	-0.82%	-3.07%
Profit before tax	47,672	11,254	(54,046)	-580.22%	-213.37%
Income tax	(10,343)	(1,624)	11,705	-820.52%	-213.16%
Net income before non-controlling interest	37,329	9,630	(42,342)	-539.69%	-213.43%
Non-controlling interest	(1,060)	(566)	(1,112)	96.47%	4.90%
Net income	36,269	9,064	(43,454)	-579.42%	-219.81%

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 15 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

				Growth
BALANCE SHEET (COP million)	Dec-18	Sep-19	Dec-19	dec-19 / sep-19	dec-19 / dec-18	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	15,833,017	16,538,443	18,256,065	10.39%	15.30%	7.73%
Interbank borrowings	1,965,973	1,747,137	2,465,913	41.14%	25.43%	1.04%
Reverse repurchase agreements and other similar secured lend	931,820	401,167	3,016,064	651.82%	223.67%	1.28%
Financial assets investments	17,361,475	19,947,001	16,822,754	-15.66%	-3.10%	7.13%
Derivative financial instruments	1,843,708	2,292,926	1,902,955	-17.01%	3.21%	0.81%
Loans and advances to customers	173,819,116	184,030,281	182,282,743	-0.95%	4.87%	77.21%
Allowance for loan and lease losses	(10,235,831)	(10,621,994)	(10,929,395)	2.89%	6.78%	-4.63%
Investment in associates and joint ventures	2,149,579	2,283,729	2,367,757	3.68%	10.15%	1.00%
Goodwill and Intangible assets, net	7,201,855	7,647,515	7,233,312	-5.42%	0.44%	3.06%
Premises and equipment, net	3,368,647	3,367,311	3,827,865	13.68%	13.63%	1.62%
Investment property	1,732,873	1,922,097	1,992,964	3.69%	15.01%	0.84%
Right of use assets	-	1,752,734	1,692,116	-3.46%	100.00%	0.72%
Prepayments	346,012	549,433	365,143	-33.54%	5.53%	0.15%
Tax receivables	634,855	1,260,434	802,074	-36.37%	26.34%	0.34%
Deferred tax	271,177	359,727	401,002	11.47%	47.87%	0.17%
Assets held for sale and inventories	636,028	522,145	518,749	-0.65%	-18.44%	0.22%
Other assets	2,216,178	2,855,140	3,070,032	7.53%	38.53%	1.30%
Total assets	220,076,482	236,855,226	236,088,113	-0.32%	7.28%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	142,128,471	150,044,204	157,205,312	4.77%	10.61%	66.59%	75.84%
Interbank Deposits	1,374,222	1,920,483	1,363,679	-28.99%	-0.77%	0.58%	0.66%
Derivative financial instrument	1,295,070	1,752,774	1,860,812	6.16%	43.68%	0.79%	0.90%
Borrowings from other financial institutions	16,337,964	15,653,594	13,959,343	-10.82%	-14.56%	5.91%	6.73%
Debt securities in issue	20,287,233	21,129,087	19,921,515	-5.72%	-1.80%	8.44%	9.61%
Lease liability	-	1,901,466	1,831,585	-3.68%	100.00%	0.78%	0.88%
Preferred shares	583,997	569,477	584,204	2.59%	0.04%	0.25%	0.28%
Repurchase agreements and other similar secured borrowing	2,315,555	5,078,295	1,313,737	-74.13%	-43.26%	0.56%	0.63%
Liabilities relating to assets held for sale	163,596	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	166,472	760,470	195,757	-74.26%	17.59%	0.08%	0.09%
Deferred tax	1,318,295	1,247,699	1,521,958	21.98%	15.45%	0.64%	0.73%
Employees benefit plans	682,129	743,891	768,947	3.37%	12.73%	0.33%	0.37%
Other liabilities	6,768,253	7,111,273	6,755,645	-5.00%	-0.19%	2.86%	3.26%
Total liabilities	193,421,257	207,912,713	207,282,494	-0.30%	7.17%	87.80%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.20%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.06%
Appropriated reserves	9,741,774	10,412,822	10,413,092	0.00%	6.89%	4.41%
Retained earnings	6,565,809	7,354,354	7,812,361	6.23%	18.99%	3.31%
Accumulated other comprehensive income (loss), net of tax	3,202,969	3,884,807	3,320,098	-14.54%	3.66%	1.41%
Stockholders’ equity attributable to the owners of the parent company	24,848,920	26,990,351	26,883,919	-0.39%	8.19%	11.39%
Non-controlling interest	1,806,305	1,952,162	1,921,700	-1.56%	6.39%	0.81%
Total liabilities and equity	220,076,482	236,855,226	236,088,113	-0.32%	7.28%	100.00%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-18	Dec-19	dec-19 / dec-18	4Q 18	3Q 19	4Q 19	4Q 19 / 3Q 19	4Q 19 / 4Q 18
Interest income and expenses
Interest on loans and financial leases
Commercial	7,322,453	7,319,318	-0.04%	1,936,522	1,793,689	1,818,842	1.40%	-6.08%
Consumer	4,220,032	5,273,101	24.95%	1,152,526	1,334,151	1,439,661	7.91%	24.91%
Small business loans	229,446	144,585	-36.99%	63,587	34,478	36,741	6.56%	-42.22%
Mortgage	1,881,297	1,972,661	4.86%	465,532	468,146	484,835	3.56%	4.15%
Leasing	1,913,196	1,918,655	0.29%	489,195	470,750	487,800	3.62%	-0.29%
Interest income on loans and financial leases	15,566,424	16,628,320	6.82%	4,107,362	4,101,214	4,267,879	4.06%	3.91%
Interest income on overnight and market funds	36,449	67,724	85.80%	11,126	15,830	14,635	-7.55%	31.54%
Interest and valuation on Investments at amortized cost
Debt investments, net	129,017	160,200	24.17%	37,348	41,001	43,423	5.91%	16.27%
Net gains from investment activities at fair value through income statement
Debt investments	472,357	881,985	86.72%	152,703	298,168	75,043	-74.83%	-50.86%
Derivatives	(22,575)	(182,769)	709.61%	(33,971)	(34,115)	26,570	177.88%	178.21%
Repos	(51,388)	(174,632)	239.83%	(10,805)	(66,598)	(18,846)	-71.70%	74.42%
Other	(13,784)	(144)	-98.96%	(5,298)	(2,030)	5,887	390.00%	211.12%
Total Net gains from investment activities at fair value through profit and loss	384,610	524,440	36.36%	102,629	195,425	88,654	-54.64%	-13.62%
Total Interest and valuation on investments	513,627	684,640	33.30%	139,977	236,426	132,077	-44.14%	-5.64%
Total interest and valuation	16,116,500	17,380,684	7.84%	4,258,465	4,353,470	4,414,591	1.40%	3.67%
Interest expense
Borrowing costs	(583,321)	(627,058)	7.50%	(162,526)	(159,035)	(142,643)	-10.31%	-12.23%
Overnight funds	(18,134)	(21,663)	19.46%	(6,017)	(6,464)	(4,808)	-25.62%	-20.09%
Debt securities in issue	(1,139,456)	(1,164,808)	2.22%	(295,066)	(297,248)	(300,715)	1.17%	1.91%
Deposits	(3,852,061)	(4,164,798)	8.12%	(955,307)	(1,061,769)	(1,077,907)	1.52%	12.83%
Preferred Shares Dividends	(58,714)	(57,908)	-1.37%	(14,980)	(14,325)	(14,727)	2.81%	-1.69%
Interest right of use assets	-	(121,946)	100.00%	-	(27,602)	(25,666)	-7.01%	100.00%
Other interest (expense)	(18,530)	(21,613)	16.64%	(5,309)	(5,097)	(5,795)	13.69%	9.15%
Total interest expenses	(5,670,216)	(6,179,794)	8.99%	(1,439,205)	(1,571,540)	(1,572,261)	0.05%	9.25%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	10,446,284	11,200,890	7.22%	2,819,260	2,781,930	2,842,330	2.17%	0.82%
Credit impairment charges on loans and advance and financial leases	(4,311,485)	(3,936,831)	-8.69%	(1,089,891)	(866,843)	(1,239,786)	43.02%	13.75%
Recovery of charged-off loans	459,860	551,650	19.96%	130,602	160,192	128,903	-19.53%	-1.30%
Credit impairment charges on/recoveries on off balance sheet credit instruments	5,668	(26,195)	-562.16%	(20,222)	(19,096)	(14,326)	-24.98%	-29.16%
Credit impairment charges/recoveries on investments	2,885	255	-91.16%	(7,784)	2,915	(4,470)	-253.34%	-42.57%
Total credit impairment charges, net	(3,843,072)	(3,411,121)	-11.24%	(987,295)	(722,832)	(1,129,679)	56.29%	14.42%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	6,603,212	7,789,769	17.97%	1,831,965	2,059,098	1,712,651	-16.83%	-6.51%
Fees and comissions income
Banking services	575,248	668,451	16.20%	155,653	173,773	173,821	0.03%	11.67%
Credit and debit card fees and commercial establishments	1,611,114	1,821,945	13.09%	446,227	471,856	480,452	1.82%	7.67%
Brokerage	27,074	26,534	-1.99%	5,804	6,171	7,117	15.33%	22.62%
Acceptances and Guarantees	57,366	56,023	-2.34%	14,916	13,793	14,175	2.77%	-4.97%
Trust and Securities	405,769	445,804	9.87%	106,904	114,950	115,568	0.54%	8.10%
Investment banking	32,204	38,991	21.07%	9,140	10,097	16,860	66.98%	84.45%
Bancassurance	523,810	643,026	22.76%	159,443	163,884	192,513	17.47%	20.74%
Payments and Collections	563,223	623,758	10.75%	145,901	156,782	169,310	7.99%	16.04%
Other	198,451	254,439	28.21%	65,894	65,221	73,549	12.77%	11.62%
Fees and comission income	3,994,259	4,578,972	14.64%	1,109,882	1,176,526	1,243,366	5.68%	12.03%
Fees and comission expenses
Banking services	(542,628)	(630,583)	16.21%	(146,193)	(162,176)	(162,761)	0.36%	11.33%
Other	(670,428)	(922,656)	37.62%	(228,716)	(233,000)	(303,898)	30.43%	32.87%
Fees and comission expenses	(1,213,056)	(1,553,239)	28.04%	(374,909)	(395,176)	(466,659)	18.09%	24.47%
Total fees and comissions, net	2,781,203	3,025,733	8.79%	734,973	781,350	776,707	-0.59%	5.68%
Other operating income
Derivatives FX contracts	267,189	(102,451)	-138.34%	249,947	384,803	(397,351)	-203.26%	-258.97%
Net foreign exchange	(205,798)	322,286	256.60%	(278,040)	(393,537)	483,983	222.98%	274.07%
Hedging	14,158	663	-95.32%	3,914	6,251	(104)	-101.66%	-102.66%
Operating leases	624,062	682,525	9.37%	164,150	161,254	195,119	21.00%	18.87%
Gains (or losses) on sale of assets	75,975	93,548	23.13%	37,821	23,031	34,227	48.61%	-9.50%
Other reversals	3,570	5,419	51.79%	990	3,235	747	-76.91%	-24.55%
Other	472,411	533,257	12.88%	119,851	148,179	136,901	-7.61%	14.23%
Total other operating income	1,251,567	1,535,247	22.67%	298,632	333,216	453,522	36.10%	51.87%
Dividends received, and share of profits of equity method investees
Dividends	67,582	84,183	24.56%	23,107	21,411	27,613	28.97%	19.50%
Equity investments	86,399	71,207	-17.58%	61,197	5,160	46,679	804.63%	-23.72%
Equity method	187,814	249,231	32.70%	16,273	41,403	63,118	52.45%	287.87%
Others	120,991	(24,022)	-119.85%	120,991	(602)	(96,511)	15931.73%	-179.77%
Total dividends received, and share of profits of equity method investees	462,786	380,599	-17.76%	221,568	67,372	40,899	-39.29%	-81.54%
Total operating income, net	11,098,768	12,731,348	14.71%	3,087,138	3,241,036	2,983,779	-7.94%	-3.35%
Operating expenses
Salaries and employee benefits	(2,563,561)	(2,806,675)	9.48%	(617,023)	(704,950)	(712,612)	1.09%	15.49%
Bonuses	(440,493)	(560,149)	27.16%	(124,600)	(150,047)	(165,614)	10.37%	32.92%
Other administrative and general expenses	(3,024,769)	(3,069,058)	1.46%	(853,579)	(722,237)	(865,220)	19.80%	1.36%
Tax contributions and other tax burden	(692,666)	(757,820)	9.41%	(142,849)	(183,039)	(205,444)	12.24%	43.82%
Impairment, depreciation and amortization	(493,902)	(824,590)	66.95%	(130,691)	(222,289)	(243,454)	9.52%	86.28%
Other expenses	(267,507)	(235,525)	-11.96%	(75,152)	(58,247)	(66,307)	13.84%	-11.77%
Total operating expenses	(7,482,898)	(8,253,817)	10.30%	(1,943,894)	(2,040,809)	(2,258,651)	10.67%	16.19%
Profit before tax	3,615,870	4,477,531	23.83%	1,143,244	1,200,227	725,128	-39.58%	-36.57%
Income tax	(829,435)	(1,262,964)	52.27%	(109,853)	(304,210)	(244,495)	-19.63%	122.57%
Profit for the year from continuing operations	2,786,435	3,214,567	15.36%	1,033,391	896,017	480,633	-46.36%	-53.49%
Non-controlling interest	(127,571)	(97,216)	-23.79%	(31,222)	(17,436)	(11,380)	-34.73%	-63.55%
Net income attributable to equity holders of the Parent Company	2,658,864	3,117,351	17.24%	1,002,169	878,581	469,253	-46.59%	-53.18%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 20, 2020	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance